UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated June 17, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
SIBANYE GOLD AGM 2014 – VOTING RESULTS
Westonaria, 17 June 2014:
Sibanye Gold is pleased to announce that all
resolutions were passed by the requisite majority at the Company's
Annual General Meeting held at Libanon Business Park at 09:00 on
Tuesday, 17 June 2014. In accordance with recommended practice, a poll was conducted on each resolution at the meeting.
Computershare Investor Services Proprietary Limited acted as independent assessors and the result of the polls was as follows:
Number of votes per share: one
Meeting type: AGM

Ordinary resolution number 1: Re-appointment of auditors
For
Against
Shares voted
736,586,779
52,760
736,639,539
99.99%
0.01%
100.00%

Ordinary resolution number 2: Election of a director: ZST Skweyiya
For
Against
Shares voted
736,392,631
167,924
736,560,555
99.98%
0.02%
100.00%

Ordinary resolution number 3: Re-election of a director: MS Moloko
For
Against
Shares
voted
736,402,043
159,340
736,561,383
99.98%
0.02%
100.00%

4 Ordinary resolution number 4: Re-election of a director: NJ Froneman
For Against Shares voted
736,408,679 156,672 736,565,351
99.98% 0.02%
100.00%
5 Ordinary resolution number 5: Re-election of a director: C Keyter
For Against Shares voted
736,326,503 159,252 736,485,755
99.98% 0.02%
100.00%
6 Ordinary resolution number 6: Re-election of a director: KA Rayner
For Against Shares voted
736,406,419 158,592 736,565,011
99.98% 0.02%
100.00%

Ordinary resolution number 7: Re-election of a member and Chair of the Audit Committee: KA
Rayner
For Against Shares voted
736,456,671 107,268 736,563,939
99.99% 0.01%
100.00%
8 Ordinary resolution number 8: Re-election of a member of the Audit Committee: RP Menell
For Against Shares voted
736,457,303 120,616 736,577,919
99.98% 0.02%
100.00%
9 Ordinary resolution number 9: Re-election of a member of the Audit Committee: NG Nika
For Against Shares voted
736,479,503 92,944 736,572,447
99.99% 0.01%
100.00%

Ordinary resolution number 10: Re-election of a member of the Audit Committee: SC van der
Merwe
For Against Shares voted
736,476,007 109,180 736,585,187
99.99% 0.01%
100.00%
11 Ordinary resolution number 11: Approval for the issue of authorised but unissued ordinary shares
For Against Shares voted
722,883,671 13,686,136 736,569,807
98.14% 1.86%
100.00%
12 Advisory endorsement of the remuneration policy
For Against Shares voted
618,448,480 118,088,843 736,537,323
83.97% 16.03%
100.00%
13 Special resolution number 1: Approval for the remuneration of non-executive directors
For Against Shares voted
672,646,706 63,876,233 736,522,939
91.33% 8.67%
100.00%

Special resolution number 2: Approval for the Company to grant financial assistance in terms of section 44 and 45 of the Act
For Against Shares voted
735,717,579 718,948 736,436,527
99.90% 0.10%
100.00%
15 Special resolution number 3: Acquisition of Company's own shares
For Against Shares voted
711,206,206 25,313,925 736,520,131
96.56% 3.44%
100.00%
ENDS
Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South
Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: June 17, 2014
By:
/s/ Charl Keyter
Name: Charl
Keyter
Title: Chief
Financial
Officer